Andrews Kurth LLP
                                                             1717 Main Street
                                                             Suite 3700
                                                             Dallas, Texas 75201
                                                             214.659.4400 Phone
                                                             214.659.4401 Fax
                                                             andrewskurth.com



[LETTERHEAD OF ANDREWS KURTH]                                Ronald L. Brown
                                                             214.659.4469 Direct
                                                             214.659.4819 Fax


                                 August 4, 2005


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attention:  Jeffrey B. Werbitt Mail Stop 4-6

  Re: Assure Data, Inc.
      Amendment No. 6 to Registration Statement on Form SB-2 File No. 333-121347

Gentlemen:

     We are filing today Amendment No. Six to the above-captioned registration statement and are responding to each of your comments in your letter dated July 29, 2005 in the amendment and as discussed below.

     We are also sending a courtesy copy of the amended Registration Statement to Jeffrey Werbitt and Melissa Walsh, blacklined to show changes from Amendment No. 5. Page references described in this letter pertain to the clean courtesy copy and not necessarily to either the courtesy blackline or the Edgar version.

Prospectus
----------

Form SB-2
---------

Risk Factors, Page 5
--------------------

We have a limited operating history, and our business is unproven, Page 5
-------------------------------------------------------------------------

1. We note your additional disclosure that your general and administrative expenses will increase if you become a reporting company following your offering. Please revise to clarify that you will be a reporting company following the closing of this offering or otherwise advise. Also, expand your disclosure to more clearly explain your anticipated monthly costs and your anticipated shortfall. In light of your anticipated shortfall, explain

Securities and Exchange Commission
August 4, 2005
Page 2

     the risk that results if Assure Data only receives nominal proceeds in this offering.

     The risk factor has been expanded in response.

Description of Business, Page 10
--------------------------------

Competition, Page 14
--------------------

2. We note that you refer to research conduced through infoUsa.com. Please furnish the source of the statistic from this web site. To expedite our review clearly highlight the applicable portion or section containing the statistics and tell us how you reached your conclusions based on this information. Also, supplementally confirm that the source of the statistics is publicly available without cost or at a nominal expense. If the source is not publicly available, tell us why a consent is not needed to use the statistic in your prospectus. Also, revise to provide a more complete citation to the research derived form infoUsa.com. For example, as applicable, provide the Internet web address where the information can be found.

     This disclosure has been expanded in explanation of the use of the Website. We confirm to you supplementally that the source of the statistics is publicly available without charge.

Management's Discussion and Analysis or Plan of Operation, Page 14
------------------------------------------------------------------

3. We refer you to prior comments 5 and 6. We note that you estimate that the annual cost to be a small business reporting company to be approximately $3,000 a month. In view of the fact that you do not have definitive agreements with any new customers or with existing customers for additional revenue, revise your disclosure to address your liquidity if Assure Data does not receive additional revenue of $1,000 a month. In this regard, disclose that your prospective shortfall will be $1,175 a month rather than $175.00, if you receive nominal proceeds. Also, you should expand your current disclosure to more completely explain how you plan to address this prospective shortfall if you are unable to find additional customers. For example, how do you plan to reduce your expenses? Have any of your shareholders committed to make loans to Assure Data to alleviate the shortfall? If not, why do you believe that you will have adequate financial resources to meet your obligations for at least twelve months following the date of this prospectus?

     This disclosure has been expanded. In addition, in Exhibit 10.2, management have added to the financial commitment to cover negative cash flow for 12 months.

Securities and Exchange Commission
August 4, 2005
Page 3

Notes to Financial Statements, December 31, 2004

Organization and Summary of Significant Accounting Policies, Page F-7
---------------------------------------------------------------------

Revenue Recognition
-------------------

4. We note the revisions made to our revenue recognition policy disclosure in which you disclose the criteria you apply in determining when to recognize the set-up fee. For your monthly fee, you continue to indicate that you apply the criteria in FASB Concepts Statement No. 5 in determining when to recognize revenue. It appears that the monthly fee is recognized based on the provisions of SAB 104. As such, as previously requested, revise your revenue recognition policy to include the related revenue recognition criteria under SAB 104 considered in determining when to recognize revenue for your monthly fee. Also indicate how management determines when those criteria have been met. Alternatively, explain why SAB 104 is not the appropriate accounting literature for your monthly fee.

     The Company has expanded its discussion regarding the applicability of SAB 104 to include the monthly fees and how management determines that the criteria provided in SAB 104 have been met. The Company has also expanded its disclosure regarding set-up fees to clarify the policies for the 30 day refund period and the expected period of performance.



     Please contact the undersigned with your further questions and comments.

                                                      Sincerely,

                                                      /s/ Ronald L. Brown

                                                      Ronald L. Brown


cc:      Robert Lisle
         Palmer Miles